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SEC FILE NUMBER
8 - 48088

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
MATRIX U.S.A., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1285 Avenue of the Americas 35th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shari E. Popkin (212) 489-7141
(Area Code - Telephone No.)

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	New York	New York	10105
(Address)	(City)	(State)	(Zip Code)

RECEIVED MAR 04 2002 352

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MATRIX U.S.A., LLC — *A Women Owned and Operated Business* —

Securities Broker/Dealer
NASD/SEC Registered

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Unitholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemptive Provision under Rule 15c3-3.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

1285 Avenue of the Americas
35th Floor
New York NY 10019
Tel: 212-489-7141
Fax: 212-489-7193


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Unitholders of
Matrix U.S.A., LLC:

We have audited the accompanying statement of financial condition of Matrix U.S.A., LLC (a New York limited liability company) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Without qualifying our opinion, we draw attention to Note 6 in the financial statements which indicates that the Company had a net loss of $51,253 during the year ended December 31, 2001 and, as of that date, the Company's liabilities exceeded the total assets by $18,624. These conditions, along with other matters set forth in Note 6, indicate the existence of a material uncertainty which may cast significant doubt about the Company's ability to continue as a going concern.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Matrix U.S.A., LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
February 25, 2002

MATRIX U.S.A., LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
CASH AND CASH EQUIVALENTS	$ 174,902
DUE FROM BROKER	9,759
SECURITIES OWNED, at market value	546
PREPAID EXPENSES	14,537
FURNITURE, FIXTURES AND EQUIPMENT, net of accumulated depreciation of $2,846	2,022
OTHER ASSETS	3,300
Total assets	$ 205,066
LIABILITIES AND UNITHOLDERS' EQUITY	
LIABILITIES:	
Accrued expenses and other payables	$ 73,690
Total liabilities	73,690
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	150,000
UNITHOLDERS' EQUITY	(18,624)
Total liabilities and unitholders' equity	$ 205,066

The accompanying notes are an integral part of this statement.

MATRIX U.S.A., LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS

Matrix U.S.A., LLC, a limited liability company (the "Company"), was organized in the State of New York on November 21, 1994. The Company is a woman-owned business whose membership approval with the National Association of Securities Dealers, Inc. (the "NASD") was granted on July 14, 1995. The Company pursues private placement transactions and is permitted to execute equity securities transactions for customers.

In accordance with the Purchase Agreement, dated February 2, 1998, between CFF Holding, Corp. ("CFF") and the Company, CFF purchased 80 Class A Units constituting 20% ownership in the Company for $20,000. The remaining 320 Class A Units are owned by the majority unitholder.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared on the accrual basis of accounting and reflect the following significant accounting policies:

Use of Estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of 90 days or less from the date of purchase.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents invested with major financial institutions and cash balances held with financial institutions, which at times exceed federally insurable limits.

Due From Broker

Due from broker consists of cash at the clearing broker.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets.

Income Taxes

In accordance with federal income tax regulations, federal income taxes of the Company are the responsibility of the individual unitholders. Accordingly, no federal provision has been made.

Allocations of Net Income and Net Loss

Allocations of net income and net loss are determined in accordance with the First Amendment to the Amended and Restated Operating Agreement of the Company.

Securities Owned, at Market Value

Investment transactions, including related revenues and expenses, are recorded on a trade-date basis, and securities owned are carried at market value. Securities listed on a securities exchange for which market quotations are available are valued at the last quoted sales price as of the last business day of the year, at market value. As of December 31, 2001, securities owned consisted entirely of publicly traded common stock.

3. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

As of December 31, 2001, the Company has equity subordinated loans payable to a minority unitholder in the amounts of $30,000, $40,000, $30,000 and $50,000, which mature on October 25, 2002, January 31, 2003 March 31, 2003, and September 30, 2003, respectively. These loans bear interest at a fixed rate of 6% per annum. These liabilities are subordinated to claims of general creditors of the Company and have been approved by the NASD as regulatory capital and, accordingly, are included as net capital by the Company in computing net capital under the Securities and Exchange Commission (the "SEC") Uniform Net Capital rule 15c3-1. Interest expense on subordinated loans was $9,000 for the year ended December 31, 2001.

The minority unitholder has agreed to extend all subordinated debt to December 31, 2003 to ensure that the Company maintains adequate regulatory capital and a permitted debt-to-equity ratio. (see Note 6).

4. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital rule 15c3-1, which requires the maintenance of minimum net capital, as defined, which shall be the greater of one-fifteenth of aggregate indebtedness, as defined, or $5,000. At December 31, 2001, the Company had net capital of $108,359, which was in excess of its required net capital of $5,000 by $103,359. At December 31, 2001, the Company's ratio of aggregated indebtedness to net capital was 0.68 to 1.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC rule 15c3-3.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's securities activities involve the execution and settlement as agent of various securities transactions. These activities may expose the Company to counterparty and credit risk in the event the counterparties are unable to fulfill contractual obligations since the Company's clearing agreement with Bear, Stearns Securities Corp. states that the Company will assume customer obligations should a customer of the Company default. Bear, Stearns Securities Corp. controls credit risk of customers by requiring maintenance margin collateral in compliance with various regulatory and internal guidelines. As of December 31, 2001, there were no customer receivables.

MATRIX U.S.A., LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

6. GOING CONCERN

The Company incurred a net loss of $51,253 during the year ended December 31, 2001 and, as of that date, the Company's liabilities exceeded their total assets by $18,624. In addition, the Company's subordinated liabilities of $150,000 are due to mature during 2003. The Company's ability to meet it's regulatory capital and their regulatory requirements is dependant on the minority unitholder's renewing the subordinated liabilities beyond 2003. The minority unitholder has agreed to extend the maturities of the October 2002, January 2003 and March 2003, subordinated loans to December 31, 2003.


ANDERSEN

To the Unitholders of
Matrix U.S.A., LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Matrix U.S.A., LLC (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the unitholders, management, the SEC and the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

New York, New York
February 25, 2001